300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 10, 2010

Via EDGAR Submission and Facsimile

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	John Reynolds
Jay Williamson
Jim Lopez
Brian Bhandari
Raj Rajan

Re:	Express Parent LLC Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-164906), to be filed May 10, 2010
Supplemental Letter, dated May 7, 2010

Gentlemen:

Express Parent LLC, a Delaware limited liability company (the “Company”), plans to file today with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 6 to its Registration Statement on Form S-1 (“Amendment No. 6”).

On behalf of the Company, in Part I of this letter, we are writing to respond to the comments raised in the letter to the Company, dated May 6, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). In Part II of this letter, we are writing to respond to the comments raised in the Staff’s letter to the Company, dated May 7, 2010. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, pages showing changes from Amendment No. 5 to the Registration Statement on Form S-1 filed on April 30, 2010 to Amendment No. 6 have been attached as an exhibit to this letter. Where applicable, we have referenced in the Company’s responses the appropriate page number(s) of Amendment No. 6. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 6.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

May 10, 2010

PART I

Summary Risk Factors, page 4

1.	We note you disclose your outstanding indebtedness and minimum annual rental obligations as of January 30, 2010, and elsewhere in your document you disclose cash and cash equivalents, as well as your borrowing capacity, as of April 3, 2010. Please revise to update these disclosures as of a more current date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 22 of the Registration Statement to reflect the Company’s outstanding indebtedness and minimum rental obligations as of April 3, 2010. The Company cannot provide any financial data that is as of a date more recent than April 3, 2010 because the Company does not close its books mid-month, and so the only more recent data that it would be able to provide would be data as of May 1, 2010. However, this date is the last day of the Company’s first fiscal quarter of 2010 and the Company has not yet closed its books for this period. The Company believes that it would not be useful to an investor to provide data as of this date because the Company would only be able to provide estimated amounts that would be subject to change based on the completion of the closing of the books for the quarter. Additionally, the Company’s auditors have not yet completed their SAS 100 review for this period and would not be able to provide comfort on that data. As a result, the Company has not included May 1, 2010 data in the Registration Statement. The Company can inform the Staff, supplementally, that the Company currently expects that its financial results for the quarter ended May 1, 2010 will show that the Company had between $80 and $85 million of cash and cash equivalents as of May 1, 2010 compared to cash and cash equivalents of $57 million as of April 3, 2010.

Certain Relationships and Related Party Transactions, page 117

2.	Please revise your disclosure on pages 126-127 regarding confidentiality provisions to more clearly reconcile to exhibit 4.5. For example, it appears that Limited Brands will be able to use confidential information “in connection with its investment in the Company,” as well as “for purposes of [your] business.” In this regard, it is unclear how “in connection with its investment” and the provisions of Section 5 of the agreement define or impact the confidential relationship between the parties. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Registration Statement to clarify the obligations of Golden Gate and Limited Brands as it relates to the Company’s confidential information.

Securities and Exchange Commission

May 10, 2010

Exhibits

3.	It is unclear whether exhibits 2.3 and 2.4 had been filed in their entirety as we note references to exhibits which did not appear to have been included. Please advise or revise.

Response: In response to the Staff’s comment, the Company will re-file Exhibits 2.3 and 2.4 with Amendment No. 6 to include the omitted exhibits.

Exhibit 3.1

4.	With a view to disclosure, please advise us of the purpose and scope of the last sentence of Article 10, Section 1. Please advise whether you intend for this provision to prevent you from asserting usurpation of a corporate opportunity in any circumstance in which the law otherwise would permit you to do so.

Response: The Company respectfully notes that Section 122(17) of the General Corporation Law of the State of Delaware permits the Company to renounce in its certificate of incorporation any interest or expectancy in, or being offered an opportunity to participate in, specified business opportunities that are presented to the Company or one or more of its officers, directors or stockholders. Sections 1 and 4 of Article X of the Company’s Certificate of Incorporation, together with the other provisions in Article X of the Company’s Certificate of Incorporation, are intended to specify those business opportunities that the Company shall have no interest or expectancy in. The Company has revised the disclosure on page 137 of the Registration Statement to clarify the corporate opportunities that the Company will renounce any interest or expectancy in, or being offered an opportunity to participate in, and to clarify that the doctrine of corporate opportunity will not be limited with respect to directors and officers who are not also directors and/or officers of Golden Gate or Limited Brands. The Company has also provided additional disclosure regarding the exceptions in its Certificate of Incorporation to the requirement that a director or officer refrain from usurping a corporate opportunity if it is presented to them in their capacity as a director or officer of the Company.

5.	With a view to disclosure, please advise us of the purpose and scope of Article 10, Section 4. Without limiting the generality of the foregoing, please advise whether you intend for this provision to prevent you from asserting usurpation of a corporate opportunity in any circumstance in which the law otherwise would permit you to do so.

Response: Please refer to the response to comment 4 above.

Securities and Exchange Commission

May 10, 2010

Exhibit 5.1

6.	Your second full paragraph defines the term “Shares,” however the definition does not appear to make sense in the context. Please revise or advise.

Response: In response to the Staff’s comment, we have deleted the defined term “Shares” from Exhibit 5.1, which will be re-filed with Amendment No. 6.

7.	We note your statement that your opinion is limited to the General Corporation Law of the State of Delaware. Please revise your opinion to cover all applicable statutory provisions, the rules and regulations underlying those provisions, and applicable judicial and regulatory determinations.

Response: In response to the Staff’s comment, we have revised the opinion such that the opinion covers the General Corporation Law of the State of Delaware as well as all applicable statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting the foregoing. The revised Exhibit 5.1 will be re-filed with Amendment No. 6.

8.	Please revise to remove your assumptions regarding “the authority of such persons signing on behalf of the parties thereto and the due authorization, execution and delivery of all documents by the parties thereto.” The opinion should not assume conclusions of law as to legal authority of individuals and due authorization of the common stock. Alternatively, please advise why such assumptions are appropriate.

Response: In response to the Staff’s comment, we have revised the opinion such that we no longer assume either the legal authority of the Company or the due authorization of actions taken by the Company. The revised Exhibit 5.1 will be re-filed with Amendment No. 6.

PART II

General Comments

1.	Please confirm whether your LLC equity holders have already entered into binding and enforceable agreements by which they must exchange for common shares of the registrant, citing to the contractual provisions creating this obligation, and file any related agreements that are not yet filed. Please advise us to the conditions precedent to your conversion to a Delaware corporation.

Response: All of the equity holders of the Company are party to a limited liability company agreement dated as of June 26, 2008, which the Company will file as Exhibit 4.6 to Amendment No. 6. Section 9.05 of the Company’s LLC Agreement, provides as follows:

“Upon a decision of the Board of Managers to effectuate an Initial Public Offering in accordance with the terms of this Agreement, and subject to the provisions of Annex A, the Investors shall mutually agree on the manner in which the Company and its Subsidiaries will be reorganized or reconstituted in order to provide the most optimal structure for the Investors to effectuate the Initial Public Offering (taking into account all relevant factors including tax considerations), including, for example, by way of conversion of the Company to corporate form, merger of the Company with and into a corporation or effecting the Initial Public Offering at the level of a Subsidiary of the Company in connection with which the Company would be liquidated and dissolved. In any event, such structure shall afford any Investor the right to hold directly the shares of the relevant publicly-traded entity (and not indirectly through any intermediate entity) if such Investor so desires.”

Securities and Exchange Commission

May 10, 2010

Pursuant to the above contractual arrangements, the Company believes that each of the LLC’s equity holders made an enforceable, final and binding commitment at the time of their respective acquisition of units of the LLC to participate in a reorganization of the Company’s corporate form in connection with the Company’s initial public offering. The Board does not need and will not seek any further consent of the holders to complete the reorganization, and even if it did, the holders would be contractually obligated to provide their consent and to choose a form of reorganization. As a result, the exchanges that will take place in connection with the LLC conversion do not constitute a “purchase” or “sale” of securities nor do they constitute a new investment decision by any of the LLC’s equity holders. The Company believes this conclusion is consistent with the Staff’s position permitting holders of common stock received in exchange for LLC interest to tack their holding period for Rule 144 purposes under certain conditions. See, for example, Cravath, Swaine & Moore, 2000 WL 190027.

The Investors have entered into a Conversion Agreement, dated as of May 8, 2010, which the Company will file as Exhibit 2.3 to this Amendment No. 6. The Conversion Agreement memorializes the unitholders’ fulfillment of the obligation in Section 9.05 of the LLC Agreement by choosing a statutory conversion as the means by which the limited liability company will assume a corporate form. The Conversion Agreement also provides that the conversion will take place immediately following the Registration Statement being declared effective by the Staff. As a result of the LLC Agreement and the Conversion Agreement, the Company and its unitholders are subject to a final and binding agreement to convert to a corporation immediately following the Registration Statement being declared effective by the Staff. Pursuant to the terms of the Conversion Agreement, the only condition precedent to the conversion is that the Staff declare the Registration Statement effective.

Securities and Exchange Commission

May 10, 2010

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 6 to make clear that the Company’s unitholders are subject to a final and binding obligation to participate in the conversion in connection with the Company’s conversion to a corporation in order to facilitate the offering. The Company has also added disclosure to Amendment No. 6 that the conversion will take place immediately following the Registration Statement being declared effective by the Staff. See, for example, pages 5 and 125 of Amendment No. 6.

2.	Please revise your signature page to state that the signatories will continue to serve in the capacities set forth next to their names immediately following the conversion.

Response: In response to the Staff’s comment, we have revised the signature page to the Registration Statement to include the requested disclosure.

3.	Please revise your filing, including the registration statement cover page, prospectus cover page, and elsewhere, to clearly and consistently state when Express, Inc. will be formed. Also, confirm whether your prospectus supplement filed pursuant to Rule 424 will disclose that you have converted to a corporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 6 to make clear that the conversion will take place immediately following the Registration Statement being declared effective by the Staff. See, for example, pages 5 and 125 of Amendment No. 6. The Company’s prospectus supplement filed pursuant to Rule 424 will disclose that the Company has converted to a corporation.

* * * *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Securities and Exchange Commission

May 10, 2010

Sincerely,

/s/ Robert M. Hayward, P.C.

Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP

As filed with the Securities and Exchange Commission on May 10, 2010

No. 333-164906

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Express Parent LLC*

(Exact name of registrant as specified in its charter)

Delaware	5600	26-2828128
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew C. Moellering

Executive Vice President, Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

Express Parent LLC

One Limited Parkway

Columbus, Ohio 43230

(614) 415-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. William R. Burke Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Marc D. Jaffe Latham & Watkins LLP 885 Third Avenue Suite 1000 New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Common Stock, $0.01 par value per share	$350,000,000	$24,955

(1)	Includes shares of common stock that the underwriters may purchase (including pursuant to the option to purchase additional shares) from us and the selling stockholders.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid.
*	The registrant’s board of managers has approved the conversion of the registrant into a corporation to be named Express, Inc. The conversion will become effective following the effectiveness of the registration statement.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion.

Preliminary Prospectus dated May 10, 2010.

PROSPECTUS

16,000,000 Shares

Express, Inc.

Common Stock

This is an initial public offering of shares of common stock of Express, Inc.

Express is offering 10,500,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 5,500,000 shares. Express will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $20.00. Express has applied to list the common stock on the New York Stock Exchange under the symbol “EXPR.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Express, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 16,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,400,000 shares from the selling stockholders at the initial public offering price less the underwriting discount. Express will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2010.

BofA Merrill Lynch	Goldman, Sachs & Co.

Morgan Stanley

Barclays Capital	Piper Jaffray	UBS Investment Bank	Stephens Inc.

The date of this prospectus is                     , 2010.

BASIS OF PRESENTATION

We use a 52-53 week fiscal year ending on the Saturday closest to January 31. Fiscal years are identified in this prospectus according to the calendar year prior to the calendar year in which they end. For example, references to “2009,” “fiscal 2009,” “fiscal year 2009” or similar references refer to the fiscal year ended January 30, 2010.

On July 6, 2007, investment funds managed by Golden Gate Private Equity, Inc. (“Golden Gate”) acquired 75% of the equity interests in our business from Limited Brands, Inc. (“Limited Brands”). As a result of the acquisition (the “Golden Gate Acquisition”), a new basis of accounting was created beginning July 7, 2007. The periods prior to the Golden Gate Acquisition are referred to as the “Predecessor” periods and the periods after the Golden Gate Acquisition are referred to as the “Successor” periods in this prospectus. The Predecessor periods presented in this prospectus include the period from February 4, 2007 through July 6, 2007, reflecting 22 weeks of operations, and the Successor periods presented in this prospectus include the period from July 7, 2007 through February 2, 2008, reflecting 30 weeks of operations. Due to the Golden Gate Acquisition, the financial statements for the Successor periods are not comparable to those of the Predecessor periods presented in this prospectus. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands under the Limited Brands Transition Services Agreements, which are discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods. See “Risk Factors—We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.”

In the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have presented pro forma consolidated financial data for the fiscal year ended February 2, 2008, which gives effect to the Golden Gate Acquisition as if such transaction had occurred on February 4, 2007, in addition to the Predecessor and Successor periods. We believe that presenting the discussion and analysis of the results of operations in this manner promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods.

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of our common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.” Prior to our registration statement being declared effective, (i) Express Investment Corp. (“EIC”), the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (ii) the holding companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management (the “Management Holding Companies”) will be merged with and into us. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax payables or receivables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate. See “Unaudited Pro Forma Condensed Consolidated Financial Data.”

ii

Expand Our Store Base. While there has been significant growth in retail shopping centers during the last decade, we have focused on converting our existing store base to a dual-gender format and have opened few new stores over this time period. As a result, we believe there are numerous attractive, high-traffic locations that present opportunities for us to expand our store base. We currently plan to open an average of 30 new stores across the United States and Canada over each of the next five years, representing annual store growth of approximately 5%.

Expand Our e-Commerce Platform. In July 2008, we launched our e-commerce platform at express.com, providing us with a direct-to-consumer sales channel. In fiscal 2009, our e-commerce sales increased 231% relative to fiscal 2008 but still only represented approximately 5% of our net sales in fiscal 2009.

International Expansion with Development Partners. We believe Express has the potential to be a successful global brand. There are currently four Express stores in the Middle East, which were constructed through a development agreement with Alshaya Trading Co. Over the next five years, we believe there are additional opportunities to expand the Express brand internationally through additional low capital development arrangements.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. Risks relating to our business include, among others:

•	our business is sensitive to consumer spending and general economic conditions, and therefore a continued or further economic slowdown could adversely affect our financial performance;

•	our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors;

•

our sales and results of operations fluctuate quarterly and are affected by a variety of factors, including fashion trends, changes in our merchandise mix, the effectiveness of our inventory management, actions of competitors or mall anchor tenants, holiday or seasonal periods, changes in general economic conditions and consumer spending patterns, the timing of promotional events and weather conditions;

•

the clothing retail market in the United States is highly competitive, and we face substantial competition from numerous retailers, including major specialty retailers, department stores, regional retail chains, web-based retail stores and other direct retailers;

•	our ability to attract customers to our stores that are located in malls or other shopping centers depends heavily on the success of these malls and shopping centers;

•

we depend upon third parties for the manufacture of all of the products that we sell, the transportation of these products to and from all of our stores and the operation of our distribution facilities;

•

we may not be able to carry out our growth strategy in a manner that is profitable, and the expansion of our business will place increased demands on our financial, operational, managerial and administrative resources; and

•

as of April 3, 2010, we had $515.9 million of outstanding indebtedness and minimum annual rental obligations under long-term leases of $159.4 million for 2010, and this substantial indebtedness and these lease obligations have significant effects on our business.

Reorganization as a Corporation

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. As required by the limited liability company agreement of Express Parent (the “LLC Agreement”), the conversion has been approved by our board of managers. Once a reorganization to a corporate form is approved by our board of directors, the LLC Agreement allows certain of our equity holders to specify the manner in which we will be reorganized as a corporation. As a result, we have entered into a binding and enforceable conversion agreement with certain of our equity holders that documents their election to have the reorganization to a corporation take the form of a statutory conversion, and also provides that the conversion shall occur immediately after the effectiveness of the Registration Statement for this offering without any further action on the part of our board of managers or equity holders. Immediately after the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our limited liability company agreement. See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering.

Also, prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management will be merged with and into us.

In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly. After our conversion to a corporation and these mergers, but prior to the completion of this offering, (1) Golden Gate (indirectly through a limited liability company) will hold 67.3% of our common stock, (2) Limited Brands (indirectly through a wholly-owned subsidiary) will hold 22.4% of our common stock and (3) members of management will hold 10.3% of our common stock. The terms of our common stock following the Reorganization will reflect the description thereof set forth in the section entitled “Description of Capital Stock.”

In this prospectus, we refer to all of these events as the “Reorganization.” See “Certain Relationships and Related Party Transactions—Reorganization as a Corporation.”

Recent Developments

On March 5, 2010, Express, LLC and Express Finance Corp., each of which is an indirect wholly-owned subsidiary of ours, jointly issued, in a private placement, $250.0 million of 8¾% senior notes due 2018 (the “Senior Notes”) at an offering price of 98.599% of the face value of the Senior Notes. The proceeds from the offering of Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used to (1) prepay all of the Term C Loans outstanding under the term loan facility (the “Topco credit facility”) of our wholly-owned subsidiary, Express Topco, plus accrued and unpaid interest and prepayment penalties, in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million. An affiliate of Golden Gate purchased $50.0 million of the Senior Notes in the offering. In this prospectus, we refer to these transactions as the “2010 Refinancing Transactions.”

We currently expect net sales for the fiscal quarter ended May 1, 2010 to be approximately 11% to 13% higher than the net sales for the fiscal quarter ended May 2, 2009. We currently expect comparable store sales for the fiscal quarter ended May 1, 2010 to increase by approximately 10% to 12%, with e-Commerce sales growth of approximately 50% to 60% compared to the same period last year. Consistent with fiscal 2009 results, we believe that our sales in the first quarter of fiscal 2010 continue to benefit from our refined go-to-market strategy which we believe delivers a product assortment that is more appealing to our customers and helps to decrease markdowns and increase sales.

Our results of operations for the fiscal quarter ended May 1, 2010 are not yet available. Our expected results above reflect our current estimates for such period. We believe that the estimated net sales data, even when unaccompanied by estimated net income data that is not yet available, is important to an investor’s understanding of our performance. The estimates set forth above are based solely on currently available information and our actual results for the fiscal quarter ended May 1, 2010 may vary materially from our estimates. For example, we have not yet completed our financial statement closing process for the fiscal quarter ended May 1, 2010. During the course of that process we may identify items that would require us to make adjustments, which may be material, to the results described above. As a result, this discussion constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to our estimated results for the fiscal quarter ended May 1, 2010.

The preliminary financial data set forth above has been prepared by, and is the responsibility of, management of Express. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Our Equity Sponsor

Golden Gate Private Equity, Inc. is a San Francisco-based private equity investment firm with approximately $8 billion of assets under management. Golden Gate is dedicated to partnering with world class management teams and targets investments in situations where there is a demonstrable opportunity to significantly enhance a company’s value. The principals of Golden Gate have a long history of investing with management partners across a wide range of industries and transaction types, including leveraged buyouts and recapitalizations, corporate divestitures and spin-offs, build-ups and venture stage investing. Over the last five years, Golden Gate has invested in numerous brands in the specialty retail and apparel sectors, including Eddie Bauer, J. Jill and Orchard Brands, a multi-brand direct marketer which owns brands such as Appleseed’s, Blair, Draper’s and Damon’s, Haband and Norm Thompson.

Golden Gate acquired a 75% interest in our business from an affiliate of Limited Brands on July 6, 2007 for aggregate cash payments of $484.9 million. In addition, on the closing of the Golden Gate Acquisition, we distributed to an affiliate of Limited Brands $117.0 million in loan proceeds (which amount includes an expense reimbursement paid to Limited Brands) from a $125.0 million term loan facility that is entered into in connection with the Golden Gate Acquisition. See “Certain Relationships and Related Party Transactions—Purchase Agreement.”

Corporate Information

Express, Inc., the issuer of the common stock in this offering, will be a Delaware corporation. Our corporate headquarters is located at One Limited Parkway, Columbus, Ohio 43230. Our telephone number is (614) 415-4000. Our website address is express.com. The information on our website is not deemed to be part of this prospectus.

The Offering

Common stock offered by us	10,500,000 shares

Common stock offered by the selling stockholders	5,500,000 shares

Common stock to be outstanding immediately after this offering	88,735,895 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $182.5 million, assuming the shares are offered at $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from the sale of common stock by us in this offering to prepay all of the Term B Loans outstanding under the Topco credit facility, to pay accrued and unpaid interest and prepayment penalties, and to pay other fees and expenses incurred in connection with this offering. We will use any remaining net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We currently expect to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and therefore we do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by our existing credit agreements, and may be further restricted by the terms of any of our future debt or preferred securities. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on the New York Stock Exchange	“EXPR”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock to be outstanding immediately after this offering:

•

excludes 1,315,500 shares of our common stock issuable upon the exercise of options and 12,500 shares of common stock subject to restricted stock units that we expect to grant in connection with this offering under our 2010 Incentive Compensation Plan, which we plan to adopt in connection with this offering; and

•

excludes 13,672,000 shares of our common stock that will be reserved for future issuance under our 2010 Incentive Compensation Plan, excluding the option grant and restricted stock unit issuance described above.

Unless otherwise indicated, all information in this prospectus assumes the completion of the Reorganization as described in the section entitled “—Reorganization as a Corporation” and assumes (1) no exercise by the underwriters of their option to purchase up to 2,400,000 additional shares from the selling stockholders and (2) an initial public offering price of $19.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

We have a limited operating history as a standalone company, which may make it difficult to compare our current operating results to prior periods.

On July 6, 2007, investment funds managed by Golden Gate acquired 75% of the equity interest in our business from Limited Brands. As a result of the Golden Gate Acquisition, a new basis of accounting was created beginning July 7, 2007 for the Successor periods ending after such date. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor periods we no longer incur these allocated costs, but do incur certain expenses as a standalone company for similar functions, including for certain support services provided by Limited Brands under the Limited Brands transition services agreement, which are discussed further in the section entitled “Certain Relationships and Related Party Transactions.” These allocated costs were based upon various assumptions and estimates and actual results may differ from these allocated costs, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not provide a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

Our substantial indebtedness and lease obligations could adversely affect our financial flexibility and our competitive position.

We have, and we will continue to have, a significant amount of indebtedness. As of April 3, 2010, we had $515.9 million of outstanding indebtedness (net of unamortized original issue discounts of $6.0 million). As of April 3, 2010, we had no borrowings outstanding and $139.6 million available under our revolving credit facility. On a pro forma as adjusted basis giving effect to the use of proceeds from this offering, we had $368.4 million of outstanding indebtedness (net of unamortized original issue discounts of $3.5 million) as of April 3, 2010. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. We also have, and will continue to have, significant lease obligations. As of April 3, 2010, our minimum annual rental obligations under long-term operating leases for fiscal 2010 and 2011 are $159.4 million and $133.9 million, respectively. Our substantial indebtedness and lease obligations could have other important consequences to you and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness and leases, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from exploiting business opportunities;

•	make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

•	place us at a disadvantage compared to our competitors that have less debt and lease obligations; and

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreements governing our existing credit agreements and the indenture governing the Senior Notes contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

Our indebtedness may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our existing credit agreements and the indenture governing the Senior Notes contain financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries’ ability to, among other things:

•	place liens on our or our restricted subsidiaries’ assets;

•	make investments other than permitted investments;

•	incur additional indebtedness;

•	prepay or redeem certain indebtedness;

•	merge, consolidate or dissolve;

•	sell assets;

•	engage in transactions with affiliates;

•	change the nature of our business;

•	change our or our subsidiaries’ fiscal year or organizational documents; and

•	make restricted payments (including certain equity issuances).

In addition, we are required to maintain compliance with various financial ratios in the agreement governing our Opco credit facilities, including:

•	pursuant to our Opco revolving credit facility, a fixed charge coverage ratio of 1.00 to 1.00, if excess availability plus eligible cash collateral is less than $30.0 million; and

•

pursuant to our Opco term loan facility, a leverage ratio of not more than 2.25 to 1.00 at the end of the fourth quarter of 2009, 2.00 to 1.00 at the end of the first and second quarters of 2010 and 1.75 to 1.00 thereafter.

A failure by us or our subsidiaries to comply with the covenants or to maintain the required financial ratios contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under one agreement covering our indebtedness may trigger cross-defaults under other agreements covering our indebtedness. Upon the occurrence of an event of default or cross-default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Certain Indebtedness.”

Our results may be adversely affected by fluctuations in energy costs.

Energy costs have fluctuated dramatically in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase product from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

Changes in taxation requirements or the results of tax audits could adversely affect our financial results.

In connection with the Reorganization, we will elect to be treated as a corporation under Subchapter C of Chapter 1 of the Internal Revenue Code effective May 2, 2010 which will subject us to additional taxes and risks, including tax on our income. As a result of the Reorganization, we expect to record a net deferred tax asset of

USE OF PROCEEDS

We estimate based upon an assumed initial public offering price of $19.00 per share, the midpoint of the range set forth on the cover of this prospectus, we will receive net proceeds from the offering of approximately $186.5 million, after deducting underwriting discounts and commissions but before deducting $4.0 million of estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any shares sold by the selling stockholders in connection with the exercise of the underwriters’ option to purchase additional shares.

We intend to use the net proceeds from this offering to prepay all of the Term B Loans outstanding under the Topco credit facility, to pay accrued and unpaid interest and prepayment penalties and to pay other fees and expenses incurred in connection with this offering, including payments to Golden Gate and Limited Brands. See “Certain Relationships and Related Party Transactions.” We will use any remaining net proceeds from this offering for general corporate purposes.

The following table summarizes the estimated sources and uses of funds in connection with the offering.

Sources of funds:	Amount	Uses of funds	Amount
Net proceeds to us	$186.5	Prepayment of Term B Loans(1)	$164.5

		Payments to Golden Gate and Limited Brands(2)	13.3
		Other fees and expenses	4.0
		General corporate purposes	4.7

Total sources of funds	$186.5	Total uses of funds	$186.5

(1)	Includes $150.0 million aggregate principal amount ($147.5 million net of unamortized original issue discount) outstanding of Term B Loans, accrued and unpaid interest of $5.5 million as of May 11, 2010 and a prepayment penalty of $9.0 million. A pro rata portion of this amount will be paid to each of GGC Unlevered Credit Opportunities, LLC, an investment fund managed by Golden Gate, and another affiliate of Golden Gate, each in their capacity as a lender of $50.0 million and $8.3 million of the principal amount of Term B Loans, respectively. Accrued and unpaid interest on the Term B Loans as of January 30, 2010 was $10.2 million and was paid on February 1, 2010.

(2)	Includes payments of $10.0 million to Golden Gate to terminate the Advisory Agreement and $3.3 million to Limited Brands to terminate its advisory arrangement in the LLC Agreement.

As of January 30, 2010, we had $150.0 million aggregate principal amount of indebtedness outstanding ($147.4 million net of unamortized original issue discount) under the Term B Loans and $150.0 million aggregate principal amount of indebtedness outstanding ($147.5 million net of unamortized original issue discount) under the Term C Loans under our Topco credit facility. On March 5, 2010, in connection with the 2010 Refinancing Transactions, we prepaid all of the Term C Loans. The Term B Loans have a maturity date of June 26, 2015. Borrowings under our Term B Loans bear interest at a rate of 13.5% per annum and we expect to incur a prepayment penalty associated with the prepayment of the Term B Loans. See “Description of Certain Indebtedness.” GGC Unlevered Credit Opportunities, LLC, an investment fund managed by Golden Gate, and another affiliate of Golden Gate are lenders under the Topco credit facility and hold $50.0 million and $8.3 million in principal amount of Term B Loans, respectively. Upon prepayment of the Term B Loans with the net proceeds to us from this offering, all amounts outstanding under the Topco credit facility will have been repaid and that facility will be terminated.

A $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $9.8 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

Pursuant to our limited liability company agreement, we paid cash distributions to our equity holders to fund their tax obligations in respect of their equity interests on March 25, 2008, April 18, 2008, December 22, 2009, January 26, 2010 and May 4, 2010 in aggregate amounts of $26.0 million, $7.6 million, $15.0 million, $18.0 million and $31.0 million, respectively. See “Certain Relationships and Related Party Transactions—LLC Agreement.” In addition, in April 2008 we made a distribution to our equity holders in an aggregate amount of $168.0 million, in July 2008 we made a distribution to our equity holders in an aggregate amount of $289.5 million and in March 2010, in connection with the 2010 Refinancing Transactions, we made a distribution to our equity holders in an aggregate amount of $230.0 million. As of May 4, 2010 Golden Gate had been paid an aggregate of $577.8 million in these distributions, including distributions for taxes.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated data sets forth our unaudited pro forma and historical consolidated statement of operations for the year ended January 30, 2010 and our unaudited pro forma balance sheet at January 30, 2010. Such information is based on the audited consolidated financial statements of Express Parent appearing elsewhere in this prospectus.

The unaudited pro forma condensed consolidated balance sheet at January 30, 2010, and the unaudited pro forma condensed consolidated statement of operations for the year ended January 30, 2010, give effect to the following as if each had occurred on January 30, 2010 for the unaudited pro forma condensed consolidated balance sheet and on February 1, 2009 for the unaudited pro forma condensed consolidated statement of operations:

•

2010 Refinancing Transactions. On March 5, 2010, we issued, in a private placement, $250.0 million of 8¾% Senior Notes due 2018 at an offering price of 98.599% of the face value of the Senior Notes. An affiliate of Golden Gate purchased $50.0 million of the Senior Notes in the offering. The proceeds from the Senior Notes of $246.5 million, together with cash on hand of $153.8 million, were used to (1) prepay all of the Term C Loans outstanding under the Topco credit facility of our wholly-owned subsidiary, Express Topco, and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to $154.9 million, (2) make a distribution to the equity holders of Express Parent in an aggregate amount equal to $230.0 million and (3) pay related transaction fees and expenses, including discounts and commissions to the initial purchasers of the Senior Notes, in an aggregate amount equal to $15.4 million.

•

Reorganization. We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Upon the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our LLC Agreement. Upon the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of common stock of Express, Inc.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us will be merged with and into us. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax payables or receivables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate. In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly.

•

Initial Public Offering. The issuance of 10.5 million shares of common stock in this offering at a price equal to $19.00 per share, the midpoint of the price range set forth on the cover of this prospectus, and the use of proceeds to (1) prepay all of the Term B Loans outstanding under the Topco credit facility and to pay accrued and unpaid interest and prepayment penalties in an aggregate amount equal to approximately $169.2 million (accrued and unpaid interest of $10.2 million as of January 30, 2010 was paid on February 1, 2010) and (2) pay related transaction fees and expenses, including the underwriters’ discounts and commissions, in an aggregate amount equal to approximately $30.3 million.

Prior to the completion of this offering, we intend to reorganize our existing holding company structure. See “Summary—Reorganization as a Corporation.” In connection with the Reorganization, we will elect to be treated as a corporation under Subchapter C of Chapter 1 of the Internal Revenue Code effective May 2, 2010 and we will be subject to federal and state income tax expense. The Reorganization, for tax purposes, is deemed a contribution by Express Parent LLC of its assets and liabilities to Express, Inc., followed by the liquidation of Express Parent LLC. The Reorganization will result in a taxable gain to the partners which will correspondingly increase the inside tax basis in the assets acquired by Express, Inc. in the Reorganization. The tax basis of our assets and liabilities after the Reorganization will reflect the 75% step-up in the assets and liabilities acquired in the Golden Gate Acquisition and certain gains resulting from the Reorganization. As a result we expect to record a net deferred tax asset and one time noncash tax benefit of approximately $35 million.

We expect our effective tax rate will be between 38% and 41% effective May 2, 2010 in connection with the Reorganization. Actual tax payments may differ from such effective tax rate due to timing and permanent differences between book income and taxable income.

The effective tax rate for the twenty-two weeks ended July 6, 2007 was 19.3%. The effective tax rate for the thirty-week period ended February 2, 2008, the fiscal year ended January 31, 2009 and the fiscal year ended January 30, 2010 was 1.2%, 0.9% and 1.6%, respectively. The difference in the effective tax rate for the twenty-two week period ended July 6, 2007 and the United States federal statutory rate of 35% is primarily attributable to the favorable impact of us becoming recognized as a partnership for federal income tax purposes effective May 7, 2007. The difference in the effective tax rate for the periods ended February 2, 2008, January 31, 2009 and fiscal 2009 and the United States federal statutory rate of 35% is primarily attributable to the our status as a partnership for federal income tax purposes.

Refinancing of Term C Loans. On March 5, 2010. Express, LLC and Express Finance Corp., as co-issuers, issued, in a private placement, $250.0 million of 8 3/4% Senior Notes due March 1, 2018 at an offering price of 98.599% of the face value of the Senior Notes. Interest on the Senior Notes is payable on March 1 and September 1 of each year. A portion of the proceeds from the issuance of the Senior Notes was used to prepay all of the 14.5% Term C Loans under the Topco credit facility, plus accrued and unpaid interest and prepayment penalties, in an aggregate amount equal to approximately $154.9 million.

Basis of Presentation and Results of Operations

The following discussion contains references to years 2007, 2008 and 2009, which represent our fiscal years ended February 2, 2008, January 31, 2009 and January 30, 2010, respectively. Our fiscal year ends each year on the Saturday closest to January 31. Fiscal years 2008 and 2007 were fifty-two week accounting periods. Our business was acquired by investment funds managed by Golden Gate on July 6, 2007 and, as such, we have Predecessor and Successor periods in fiscal 2007. The twenty-two week Predecessor period is from February 4, 2007 through July 6, 2007 and is referred to as our “2007 Predecessor period,” and the thirty week Successor period is from July 7, 2007 through February 2, 2008 and is referred to as our “2007 Successor period.”

Due to the Golden Gate Acquisition, the financial statements for all Successor periods are not comparable to that of the Predecessor periods presented in the accompanying table. Prior to the Golden Gate Acquisition, our consolidated financial statements were prepared on a carve-out basis from Limited Brands. The carve-out consolidated financial statements include allocations of certain costs of Limited Brands. In the Successor period we no longer incur these charges, but do incur certain expenses as a standalone company for the same functions, including for certain support services provided by Limited Brands under the Limited Brands Transition Services Agreements. See “Certain Relationships and Related Party Transactions.” These allocations were based upon various assumptions and estimates and actual results may differ from these allocations, assumptions and estimates. Accordingly, the carve-out consolidated financial statements may not be a comparable presentation of our financial position or results of operations as if we had operated as a standalone entity during the Predecessor periods.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management, will be merged with and into us. In connection with our conversion to a corporation and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged, the number of shares of our common stock that they would have held had they held these equity interests in us directly. EIC does not have any independent operations or any significant assets or liabilities and does not comprise a business. Accordingly, this legal merger represents in substance a reorganization and transfer of EIC’s income tax receivables or payables between entities under common control. Accordingly, for financial reporting purposes, the transaction will be reflected as a contribution of certain of EIC’s income tax payables or receivables to us, in exchange for a net receivable or payable of equal amount with an affiliate of Golden Gate.

The summary unaudited pro forma condensed consolidated financial data for the fiscal year ended February 2, 2008 presented in the table below has been prepared to give effect to the Golden Gate Acquisition as if such transaction had occurred on February 4, 2007. We have presented in the accompanying discussions of our results, comparisons of fiscal 2009 to fiscal 2008 and fiscal 2008 to our 2007 Successor period and pro forma fiscal 2007 results. We believe that presenting the discussion and analysis of the results of operations in this manner promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor	Pro Forma	Successor
	Period from February 4, 2007 through July 6, 2007	Period from July 7, 2007 through February 2, 2008	Year Ended
			February 2, 2008	January 31, 2009	January 30, 2010
			(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$659,019	$1,137,327	$1,796,346	$1,737,010	$1,721,066
Cost of goods sold, buying and occupancy costs	451,514	890,063	1,352,056	1,280,018	1,175,088

Gross profit	207,505	247,264	444,290	456,992	545,978
General, administrative, and store operating expenses	170,100	275,150	447,352	447,071	409,198
Other operating expense, net	302	5,526	7,488	6,007	9,943

Operating income (loss)	37,103	(33,412)	(10,550)	3,914	126,837
Interest expense	—	6,978	12,064	36,531	53,222
Interest income	—	(5,190)	(5,190)	(3,527)	(484)
Other expense (income), net	—	4,712	4,712	(300)	(2,444)

Income (loss) before income taxes	37,103	(39,912)	(22,136)	(28,790)	76,543
Provision for income taxes	7,161	487	1,583	246	1,236

Net income (loss)	$29,942	$(40,399)	$(23,719)	$(29,036)	$75,307

subsidiaries and (2) a distribution by Express Topco to Express Parent to allow Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million. We paid a customary amendment fee to the administrative agent in connection with the amendment.

On April 26, 2010, Express Topco entered into a second amendment to the Topco credit facility. The amendment, among other things, reduced the redemption price in connection with an initial public offering prior to June 26, 2010 to 106%.

The Topco credit facility is not guaranteed by any of Express Topco’s subsidiaries. All obligations under the Topco credit facility are secured by a lien on all outstanding equity interests in Express Holding owned by Express Topco, any distributions, dividends or other property received in respect of or in exchange for such interests and all proceeds of the foregoing.

The Term B Loans bear interest at 13.5% per annum. Interest payments for the Term B Loans are due semi-annually, in cash, on the last day of each January and July, with a final payment due upon the maturity of the Topco credit facility. Term C Loans bore interest at 14.5% per annum. Interest payments for the Term C Loans were due on the last day of each January, April, July and October, with a final payment due upon the maturity of the Topco credit facility. Interest payments on Term C Loans were payable in cash, or upon five business days’ notice to the lenders, could be paid in kind and added to the unpaid principal amount of the Term C Loans. Term C Loans for which interest was paid in kind bore interest at 16.0% per annum for the interest period ending on the applicable payment date. Amounts representing payment in kind interest were treated as and bore interest as Term C Loans under the Topco credit facility. For fiscal 2008 and 2009, Express Topco accumulated $6.2 million of in-kind interest on the Term C Loans which was paid in cash on October 19, 2009 prior to the 2010 Refinancing Transactions.

The Topco credit facility also requires that 100% of the proceeds of the first underwritten public offering of Express Parent’s (or its direct or indirect parent) or any of the subsidiaries’ equity securities, net of customary costs incurred in connection with such offering, be used to prepay loans outstanding under the Topco credit facility at the then-applicable redemption prices applicable to voluntary prepayments of such loans described below.

Voluntary prepayments are permitted in whole or in part, subject to certain minimum prepayment requirements and payment of the applicable premium described below. Prepayments of Term B Loans may be made at the following percentages of the outstanding principal amount prepaid: 107% (106% if in connection with an initial public offering) on or after December 26, 2009, but prior to June 26, 2010; 104% on or after June 26, 2010, but prior to June 26, 2011; 102% on or after December 26, 2011, but prior to June 26, 2012; and 100% on or after June 26, 2012.

The Topco credit facility contains customary covenants and restrictions on Express Topco’s, and in some cases its subsidiaries, activities, including, but not limited to, limitations on the incurrence of additional indebtedness; liens on the equity interests of Express Holding and proceeds thereof and negative pledges on the equity interests of Express Holding securing the Topco credit facility; guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends, the repurchase of equity interests and payments made pursuant to equity incentive and similar plans; transactions with affiliates; the ability to change the nature of our businesses or fiscal year; and the ability of Express Topco to conduct business or hold any properties or liabilities, other than equity interests in Express Holding, indebtedness permitted by the Topco credit facility, and activities incidental thereto.

The Topco credit facility also requires compliance with certain financial covenants. Express Topco must maintain, for the most recently completed reporting period (last four consecutive fiscal quarters as of the end of each quarter), a leverage ratio of consolidated debt for borrowed money (net of cash and cash equivalents), including amounts drawn under letters of credit and any synthetic debt, to Adjusted EBITDA of not more than 5.00 to 1.00.

Regulation and Legislation

We are subject to labor and employment laws, including minimum wage requirements, laws governing advertising and promotions, privacy laws, safety regulations and other laws, such as consumer protection regulations that govern product standards and regulations with respect to the operation of our stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by United States customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have a diversified sourcing network to allow us to efficiently shift production to factories located in countries with a similar manufacturing base if necessary.

Employees

As of January 30, 2010, we had over 17,000 employees of which approximately 14,000 were part-time employees. Of this total number, approximately 500 employees were based at our corporate headquarters, approximately 100 regional and district managers were employed in the field, approximately 1,500 store managers and co-managers and approximately 15,000 sales associates were located in our stores. None of our employees are represented by a union and we have had no labor-related work stoppages. We believe our relations with our employees are good.

Seasonality

Our business is seasonal and, historically, we have realized a higher portion of our net sales and net income in the third and fourth fiscal quarters due primarily to early fall selling patterns as well as the impact of the holiday season. In fiscal 2009, 57% of our net sales were generated in the third and fourth fiscal quarters, while 43% were generated in the first and second fiscal quarters. Working capital requirements are typically higher in the second and fourth quarters due to inventory-related working capital requirements for holiday and early Fall selling periods. Our business is also subject, at certain times, to calendar shifts, which may occur during key selling periods close to holidays such as Easter, Thanksgiving and Christmas and regional fluctuations for events such as sales tax holidays.

Legal Proceedings

In addition to the matter described below, we are subject to various other legal claims and proceedings which arise in the ordinary course of our business, including employment related claims, involving routine claims incidental to our business. Although the outcome of these routine claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flows.

In February 2009, Express, LLC was named as a defendant in a purported class action lawsuit in a complaint filed in the Superior Court of California in the County of Santa Clara. The complaint alleges claims concerning the failure by Express, LLC to provide meal and rest periods to its employees and various related claims. See Note 15 to our consolidated financial statements as of January 30, 2010 included elsewhere in this prospectus.

Reorganization as a Corporation

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. As required by the limited liability company agreement of Express Parent, the conversion has been approved by our board of managers. Once a reorganization to a corporate form is approved by our board of directors, the LLC Agreement allows certain of our equity holders to specify the manner in which we will be reorganized as a corporation. As a result, we have entered into a binding and enforceable conversion agreement with certain of our equity holders that documents their election to have the reorganization to a corporation take the form of a statutory conversion, and also provides that the conversion shall occur immediately after the effectiveness of the Registration Statement for this offering without any further action on the part of our board of managers or equity holders. Immediately after the conversion, all of our outstanding Class L Common Units, Class A Common Units and Class C Common Units will automatically be converted into shares of our common stock based on their relative rights as set forth in our limited liability company agreement. See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering. Any shares of common stock received in exchange for unvested Class A Units and Class C Units will be subject to the same vesting restrictions that the Class A Units and Class C Units were subject to prior to the conversion. In addition, shares of common stock received in exchange for Units that were subject to repurchase rights will continue to be subject to the same repurchase rights that the Units were subject to prior to the conversion.

Prior to our registration statement being declared effective, (1) EIC, the holding company that holds 67.3% of the equity interests in us on behalf of certain investment funds managed by Golden Gate, and (2) the Management Holding Companies that directly or indirectly hold 6.1% of the equity interests in us on behalf of certain members of management, will be merged with and into us. In connection with the conversion and these mergers, Golden Gate (indirectly through a limited liability company) and certain members of our management will receive, in exchange for their equity interests in the entities being merged into us, the number of shares of our common stock that they would have held had they held our equity interests directly.

In connection with the Reorganization, we intend to enter into the following agreements:

Conversion Agreement and Merger Agreement

We have entered into a Conversion Agreement and a Merger Agreement with our controlling equity holders to effect our conversion into a corporation and the mergers described above. Concurrently with the consummation of the conversion to a corporation, the LLC Agreement will be terminated (other than the provisions thereof relating to certain pre-closing tax matters and liabilities for breaches of the LLC Agreement). Concurrently with the consummation of this offering, the Advisory Agreement will be terminated. As noted above, in connection with the termination of the advisory arrangements with Golden Gate and Limited Brands, we intend to pay Golden Gate an amount equal to $10.0 million and Limited Brands an amount equal to $3.3 million.

In the Merger Agreement, the companies that will be merged into us will represent and warrant that they do not have any liabilities, operations or businesses other than activities related to holding our common stock and other than liabilities for (i) deferred income taxes that reflect only timing differences between the treatment of items for accounting and income tax purposes and (ii) income taxes with respect to pre-closing periods which are not yet due and payable and for which we are fully indemnified. The mergers will be structured so that we will not acquire any assets (other than certain income tax receivables and an amount of cash that has been estimated in good faith to be sufficient to pay all pre-closing income taxes of the entities to be merged into us) or be responsible for any liabilities

Stockholders Agreement will require Golden Gate and Limited Brands to vote their shares of common stock in favor of those persons nominated pursuant to rights under the Stockholders Agreement. We will be required to use commercially reasonable efforts to cause the nominees to be included in the Board of Director’s slate of nominees and in our annual proxy statement, subject to certain exceptions.

The Stockholders Agreement will restrict Golden Gate’s ability to make distributions of our common stock without consideration to the partners of investment funds managed by Golden Gate and will restrict Limited Brands’ ability to make distributions of our common stock without consideration to its stockholders, in each case during the eighteen month period following the completion of this offering. The Stockholders Agreement will not otherwise restrict the ability of Golden Gate or Limited Brands to transfer our common stock. The Stockholders Agreement will also require Golden Gate and Limited Brands to maintain the confidence of our confidential information and use it only in connection with its investment in the Company and for purposes of our business. As a result, the terms of the Stockholders Agreement prohibit Golden Gate and Limited Brands from using our confidential information in the operation of their own businesses (other than for investment decisions made with respect to the equity they own in our company), including in a manner that would be detrimental to our business. The Stockholders Agreement will give Limited Brands rights to receive certain of our financial information until such time that Limited Brands ceases to account for its investment in us pursuant to the equity method of accounting and such financial information will be subject to the confidentiality obligations in the agreement.

things, permitted (1) the issuance of the Senior Notes and the guarantee thereof by Express Topco and each of its subsidiaries and (2) a distribution by Express Topco to Express Parent to allow Express Parent to make a cash distribution to its equity holders in an aggregate amount equal to approximately $230.0 million. We paid a customary amendment fee to the administrative agent in connection with the amendment.

On April 26, 2010, Express Topco entered into a second amendment to the Topco credit facility. The amendment, among other things, reduced the redemption price in connection with an initial public offering prior to June 26, 2010 to 106%.

The Topco credit facility is not guaranteed by any of Express Topco’s subsidiaries. All obligations under the Topco credit facility are secured by a lien on all outstanding equity interests in Express Holding owned by Express Topco, any distributions, dividends or other property received in respect of or in exchange for such interests and all proceeds of the foregoing.

The Term B Loans bear interest at 13.5% per annum. Interest payments for the Term B Loans are due semi- annually, in cash, on the last day of each January and July, with a final payment due upon the maturity of the Topco credit facility.

Provisions of the Topco credit facility require that certain prepayments of principal be offered to the lenders with respect to (1) 100% of certain asset transfers in excess of $1.0 million per fiscal year, (2) 100% of certain debt issuances and (3) 100% of certain other extraordinary receipts pertaining to casualty insurance and condemnation awards. Such prepayments are not required until the sum of the amounts described in clauses (1), (2) and (3) of the previous sentence equals or exceeds $0.5 million. Lenders may opt out of such repayment amounts and any amount for which a lender opts out will be offered to other lenders.

Additionally, in the event of a “change in control” (as defined in the Topco credit facility and described in the following sentence) all loans outstanding under the Topco credit facility must be prepaid at the then applicable redemption prices applicable to voluntary prepayments of such loans described below. “Change in control” under the Topco credit facility means (1) at any time prior to the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, Golden Gate ceases to directly or indirectly own at least 50% of the voting interests of Express Parent; (2) at any time after the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, any person or entity or two or more persons or entities acting in concert other than Golden Gate acquire beneficial ownership, directly or indirectly, of voting interests (or securities convertible into voting interests) representing 35% or more of the combined voting power of all voting interests of Express Parent, unless Golden Gate owns voting interests representing a greater percentage; (3) at any time after the consummation of an initial public offering of equity interests of any of Express Parent, Express Topco or Express Holding, during any period of up to 24 consecutive months, the continuing directors of Express Topco fail to constitute a majority of the board of directors of Express Topco, (4) at any time, Express Parent ceases to beneficially own and control 100% of the economic and voting interest in the equity interests of Express Topco, (5) at any time, Express Topco ceases to beneficially own and control 100% of the economic and voting interest in the equity interests of Express Holding or (6) at any time, Express Holding ceases to own and control 100% of the economic and voting interest in the equity interests of Express, LLC.

The Topco credit facility also requires that 100% of the proceeds of the first underwritten public offering of Express Parent’s (or its direct or indirect parent) or any of the subsidiaries’ equity securities, net of customary costs incurred in connection with such offering, be used to prepay loans outstanding under the Topco credit facility at the then-applicable redemption prices applicable to voluntary prepayments of such loans described below.

Voluntary prepayments are permitted in whole or in part, subject to certain minimum prepayment requirements and payment of the applicable premium described below. Prepayments of Term B Loans may be

DESCRIPTION OF CAPITAL STOCK

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, and prior to the sale of any of our shares of common stock, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Unless otherwise indicated, all information in this section assumes that the Reorganization is complete. The following is a description of the material terms of our certificate of incorporation and bylaws as they will be in effect upon completion of our conversion to a corporation. The following description may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capitalization

Upon completion of our conversion to a corporation, our authorized capital stock will consist of 500.0 million shares of common stock, par value $0.01 per share, and 10.0 million shares of preferred stock, par value $0.01 per share. Upon completion of our conversion to a corporation, there will be 78.2 million shares of our common stock outstanding, held of record by approximately 65 stockholders. Based upon (1) 78.2 million shares of our common stock outstanding as of our conversion to a corporation and (2) the issuance of 10.5 million shares of common stock in this offering, there will be 88.7 million shares of our common stock outstanding upon completion of this offering, and no shares of preferred stock will be outstanding.

Upon completion of our conversion to a corporation, there will be no shares of our common stock subject to outstanding options. However, in connection with this offering, we expect to grant options to purchase 1,315,500 shares of our common stock at an exercise price equal to the initial public offering price and 12,500 restricted stock units each representing one share of our common stock.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness.” See also “Dividend Policy.”

who is also a director or officer of ours or a director or officer of Limited Brands who is also a director or officer of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for any of the Golden Gate Entities or Limited Brands Entities, as applicable, and us, we will not have any expectancy in such corporate opportunity, and the director or officer will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. A corporate opportunity that an officer or director of ours who is also a director or officer of any of the Golden Gate Entities or Limited Brands Entities acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to an officer or director of any of the Golden Gate Entities or Limited Brands Entities in his or her capacity as an officer or director of ours, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to our directors and/or officers that are also directors and/or officers of any of the Golden Gate Entities or Limited Brands Entities, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. In addition, our certificate of incorporation will provide that directors may only be removed from the board of directors with cause and by an affirmative vote of 66 2/3% of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation will provide that, upon completion of this offering, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

EXPRESS PARENT LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

16. Subsequent Events (continued)

In February 2010, in anticipation of the issuance of Senior Notes, the Company amended the respective debt arrangements as follows:

The Credit Facility was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle. The applicable margin rate was increased by 1.00 basis point and is based on the existing excess availability calculation illustrated in Note 8. The fee payable on the average daily unused balance was increased from 0.25% to 0.50%. The excess availability covenant was increased to not be less than $30,000, up from $20,000 in the original agreement.

The Holding Term Loan was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle. The applicable margin rate was increased by 1.50 basis points (increased by an additional 0.50% in the event that the Company’s Moody’s corporate family rating is not B2 or better or Standard & Poor’s corporate credit rating is not B or better) and is based on the existing leverage ratio calculation illustrated in Note 8. The leverage ratio was revised to require that no more than $75,000 of cash and cash equivalents be netted against debts.

The Topco Term Loan was amended to permit the incurrence of the Senior Notes debt not to exceed $250,000 aggregate principle and requires the prepayment of the $150,000 Topco Term C Loan at 102% with the proceeds from the issuance of the Senior Notes.

On February 16, 2010, the Company filed an S-1 registration statement with the Securities and Exchange Commission.

On March 5, 2010, the Company issued $250,000 8  3/4% Senior Notes due 2018 at a 1.4% discount, including a GGC affiliate purchasing $50,000 of the $250,000 Senior Notes. On March 5, 2010, net proceeds of $241,397 were received from the Senior Notes. The net proceeds were used to pay off $154,907 of the Topco Term C Loan (including principal, interest and prepayment penalty), $85,210 was allocated to the Company, and the remainder was used to pay related transaction fees and expenses, including $2,700 to Golden Gate in transaction advisory fees. On March 10, 2010, the Company utilized the cash received from the issuance of the Senior Notes and cash on hand to pay a distribution of $230,000 to its members.

On March 25, 2010, the Company elected to prepay its e-commerce service provider, a GGC affiliate, $10,240 for services from April 2010 through January 2011 in exchange for a discount on those services.

17. Subsequent Events (unaudited)

On April 8, 2010, EIC purchased $8,304 face value of the Topco Term B Loan at a 5% premium from KKR SCF Loan Administration, LLC for a total of $8,719.

On April 23, 2010, the Board approved the accelerated vesting of certain A and C equity units upon consummation of an IPO.

On May 4, 2010, the Company made a distribution of $31,000 to its members to fund tax obligations.

F-41

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee		$24,955
FINRA filing fee		$35,500
NYSE listing fee		$250,000
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

We are currently a Delaware limited liability company. Immediately after our registration statement for this offering is declared effective, we will convert into a Delaware corporation and change our name from Express Parent LLC to Express, Inc. Upon completion of this conversion, we will be subject to the DGCL.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 6 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on May 10, 2010.

Express Parent LLC

By:	/S/ MATTHEW C. MOELLERING
Name:	Matthew C. Moellering
Title:	Executive Vice President—Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary

* * * *

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

* Michael A. Weiss	President, Chief Executive Officer and Director (principal executive officer)	May 10, 2010

/S/ MATTHEW C. MOELLERING Matthew C. Moellering	Executive Vice President— Chief Administrative Officer, Chief Financial Officer, Treasurer and Secretary (principal financial officer and principal accounting officer)	May 10, 2010

* David C. Dominik	Director	May 10, 2010

* Stefan L. Kaluzny	Director	May 10, 2010

* Jennie W. Wilson	Director	May 10, 2010

* Timothy J. Faber	Director	May 10, 2010

* By:	/s/ MATTHEW C. MOELLERING
Matthew C. Moellering, as Attorney-in-Fact

Immediately following the registrant’s conversion to a corporation, each of the persons set forth above will continue to serve in the capacities set forth next to his/her name.

II-5

EXHIBIT INDEX

Exhibit Number	Description
1.1†	Form of Underwriting Agreement.
2.1†	Unit Purchase Agreement, dated as of May 15, 2007, among Express Investment Corp., Limited Brands Store Operations, Inc., Express Holding, LLC and Limited Brands, Inc. (“Unit Purchase Agreement”).
2.2†	Amendment No. 1 to Unit Purchase Agreement, dated as of July 6, 2007.
2.3	Conversion Agreement, dated as of May 8, 2010, by and among Express Parent LLC, Express Management Investors Blocker, Inc., Express Investment Corp., Limited Brands Store Operations, Inc. and EXP Investments, Inc.
2.4	Form of Agreement and Plan of Merger among Express, Inc., Express Management Investors Blocker, Inc., Express Management Investors LLC, Express Investment Corp., Multi-Channel Retail Holdings LLC - Series G and Express Holding, LLC.
3.1†	Form of Certificate of Incorporation of Express, Inc., to be effective upon the completion of this offering.
3.2†	Form of Bylaws of Express, Inc., to be effective upon the completion of this offering.
4.1†	Specimen Common Stock Certificate.
4.2†	Indenture, dated March 5, 2010, among Express, LLC, Express Finance Corp., the Guarantors and U.S. National Bank Association, as trustee.
4.3†	Registration Rights Agreement, by and among Express, LLC, Express Finance Corp., Express Parent LLC, Express GC, LLC and Banc of America Securities LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.
4.4†	Form of Registration Agreement between Express, Inc. and the other signatories thereto.
4.5†	Form of Stockholders Agreement by and among Express Inc., Multi-Channel Retail Holding LLC - Series G, Limited Brands Store Operations, Inc. and EXP Investments, Inc.
4.6	Express Parent LLC Limited Liability Company Agreement, dated as of June 26, 2008.
5.1	Opinion of Kirkland & Ellis LLP.
10.1†	Asset-Based Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Wells Fargo Retail Finance, LLC, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc., as Syndication Agent, The CIT Group/Business Credit, Inc. and Wachovia Capital Finance Corporation (Central), as Co-Documentation Agents, and Morgan Stanley Senior Funding, Inc., as Sole Lead Arranger and Sole Bookrunner (the “Asset-Based Loan Credit Agreement”).
10.2†	Amendment No. 1 to Asset-Based Loan Credit Agreement, dated as of June 3, 2008.
10.3†	Amendment No. 2 to Asset-Based Loan Credit Agreement, dated as of February 5, 2010.
10.4†	Term Loan Credit Agreement, dated as of July 6, 2007, among Express Holding, LLC, as Parent, Express, LLC, as Borrower, the Initial Lenders, Morgan Stanley & Co. Incorporated, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Administrative Agent, Syndication Agent, Sole Lead Arranger and Sole Bookrunner (the “Term Loan Credit Agreement”).
10.5†	Amendment to Term Loan Credit Agreement, dated as of February 5, 2010.
10.6†	Credit Agreement, dated as of June 26, 2008, among Express Topco LLC, as Borrower, the Lenders party thereto and KKR SCF Loan Administration, LLC, as Administrative Agent (“Topco Credit Agreement”).

Exhibit Number	Description
10.7†	Amendment to Topco Credit Agreement, dated as of February 5, 2010.
10.8+†	Employment Agreement, dated as of February 12, 2010, by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.9+†	Form of Employment Agreement.
10.10+†	Express, Inc. 2010 Incentive Compensation Plan.
10.11+†	Form of Incentive Stock Option Agreement.
10.12†	Master Sublease, dated as of July 6, 2007, between Limited Brands, Inc. and Express, LLC.
10.13+†	Form of Restricted Stock Agreement.
10.14†	Store Leases Agreement, dated as of July 6, 2007, by and among Limited Stores, LLC, Bath & Body Works, LLC, Victoria’s Secret Stores, LLC, Diva US, LLC, Express, LLC and Limited Brands, Inc.
10.15†	Logistics Services Agreement, dated October 5, 2009, by and between Express, LLC and Limited Logistics Services, Inc.
10.16†	Exchange Agreement, dated June 26, 2008, by and among Express Parent LLC, Express Topco LLC, Express Holding, LLC and the securityholders listed thereto.
10.17+†	Form of Nonqualified Stock Option Agreement.
10.18+†	Form of Stock Appreciation Rights Agreement.
10.19+†	Form of Restricted Stock Unit Agreement.
10.20†	Amended and Restated Services Agreement, dated as of April 8, 2010, between Express, Inc. and Limited Brands, Inc.
10.21+†	Amendment No. 1 dated as of April 14, 2010 by and among Express, LLC, Express Parent LLC and Michael A. Weiss.
10.22†	Form of Indemnification Agreement.
10.23†	Form of Letter Agreement by and among Limited Brands, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.24†	Form of Letter Agreement by and among Golden Gate Private Equity, Inc., Express, Inc., Express Topco LLC, Express Holding, LLC, Express, LLC, Express Finance Corp. and Express GC, LLC.
10.25†	Amendment No. 2 to Topco Credit Agreement, dated as of April 26, 2010.
10.26†	Letter Agreement, dated as of April 28, 2010 between Michael F. Devine, III and Express Parent LLC.
16.1	Letter from Ernst & Young LLP, independent registered public accounting firm.
21.1†	List of subsidiaries of Express Parent LLC.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

23.4†	Consent of e-Rewards, Inc.

24.1†	Powers of Attorney (included on signature page).

99.1†	Consent of Director Designee.

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.
†	Previously filed.